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STATEMENT OF CASH FLOWS
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-449,389.40
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200. Accounts Receivable	-1,980.61
1300. Loan Receivable- Black Hammer Brewing	-24,217.25
1350. Merchant Service- Square	-8,584.80
1500. Prepaid Online:1503. Caviar	0.00
Due from Raging Bull LLC	-699.98
1600. Fixed Assets:1680. Accumulated Depreciation	485,544.11
2000. Accounts Payable (A/P)	98,235.89
2100. Corp Account- Business 5993	-41,918.31
2100. Corp Account- Business 5993:2101. BOA Credit Card 0391	42,189.78
2100. Corp Account- Business 5993:2102. BOA Credit Card 2898	8,002.11
2103. B of A -4842	380.00
2400. Other Current Liabilities:2401. Gift Certificates Payable	4,566.74
2400. Other Current Liabilities:2402. Payroll Tax Liabilities	0.00
2400. Other Current Liabilities:2403. Sales Tax Payable	4,992.72
2400. Other Current Liabilities:2404. Tips Payable	2,462.87
2400. Other Current Liabilities:2405. Payroll Clearing	0.00
2500. Loan Payable	-102,620.00
2500. Loan Payable:2501. Kingston Wu Loan Payable	0.00
2500. Loan Payable:2502. Lease Incentive Liablity	69,719.00
2500. Loan Payable:2504. Loan from James Furman	7,500.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**543,572.27**
Net cash provided by operating activities	**$94,182.87**
INVESTING ACTIVITIES	
1600. Fixed Assets:1620. Machinery & Equipment	-7,401.41
1600. Fixed Assets:1640. Leasehold Improvements	-139,879.96
1600. Fixed Assets:1650. Restaurant Equipment	-2,138.00
Net cash provided by investing activities	**$ -149,419.37**
NET CASH INCREASE FOR PERIOD	**$ -55,236.50**
Cash at beginning of period	61,788.35
CASH AT END OF PERIOD	**$6,551.85**